# HOGAN & HARTSON

L.L.P.

RECEIVED

2004 APR 29 P 12:43

OFFICE OF INTERNATIONAL CORPORATE FINANCE

8300 GREENSBORO DRIVE, SUITE 1100
McLEAN, VIRGINIA 22102
TEL (703) 610-6100
FAX (703) 610-6200
WWW.HHLAW.COM

April 28, 2004

04024757

**BY HAND**

PROCESSED
MAY 04 2004
THOMSON FINANCIAL

SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3-2
Washington, D.C. 20549

**Re: Companhia Siderúrgica Belgo-Mineira: Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Commission File No. 82-3771**

Ladies and Gentlemen:

On behalf of our client, Companhia Siderúrgica Belgo-Mineira (the "Company"), we are furnishing one copy of the following document in English translation to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act:

Notice To Shareholders - Dividend Payment

The enclosed document is furnished under paragraph (1) of Rule 12g3-2(b) on the understanding that the document will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act. Similarly, neither this letter nor the furnishing of the enclosed document shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions regarding this information, please contact the undersigned at (703) 610-6174.

Please acknowledge receipt of this letter and its enclosure by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,

Richard J. Parrino

Enclosure

cc: Companhia Siderúrgica Belgo-Mineira

BELGO
Grupo Arcelor

**Companhia Siderúrgica Belgo-Mineira**
CNPJ 24.315.012/0001-73 - NIRE 3130004638-9

# COMMUNICATION TO SHAREHOLDERS

## DIVIDENDS PAYOUT

We hereby inform our Shareholders that, starting on May 10, 2004, we will begin paying, without monetary adjustment, the complementary dividends from 2003 financial year, duly approved by the Ordinary General Meeting held on April 23, 2004, in the net amount of R$ 6,243,429.42, broken down as R$ 0.85 per 1,000 common shares and R$ 0.94 per 1,000 preferred shares, as shareholder's-equity calculated on April 23, 2004, excluding treasury-held stock, as law mandates.

Dividends will be paid out as per procedure adopted by Cia. Brasileira de Liquidação e Custódia - CBLC, for fiduciary-custody shareholders, or by automatically crediting into the bank accounts of shareholders whose file is up to date in Banco Itaú S/A. Shareholders who have indicated no bank account or whose file information is outdated will have dividends credited to them in Banco Itaú S/A branch offices within 3 (three) business days following the date of their due file regularization.

Belo Horizonte, April 27, 2004

**Marcos Piana de Faria**
Director of Finances and Investor Relations